SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12th September 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

12th September, 2003

InterContinental Hotels Group PLC
Pro forma Results for the Six months to 30 June 2003

	6 months to 30 June 2003* £m		6 months to 30 June 2002* £m		% Change
Hotels
— EBITDA	162		194		(16.5)
— Operating Profit	86		126		(31.7)
Soft Drinks
— EBITDA	61		57		7.0
— Operating Profit	39		34		14.7
Group
— EBITDA	213		249		(14.5)
— Operating Profit	114		157		(27.4)

Profit before Tax	92		133		(30.8)

Earnings per share	7.6	p	11.2	p	(32.1)

* Pro forma numbers. Soft Drinks results to 5th July 2003 (6th July 2002).

•	Total Hotels operating profit down 23.6% in dollar terms, down 31.7% in sterling terms.

	–	Americas operating profit flat at $134m with our owned and leased business continuing to gain market share, and our managed and franchised business remaining robust.

	–	EMEA operating profit down £25m to £30m with the owned and leased business affected by the reduction in US visitors to the region and the depressed euro zone economy.

	–	Asia Pacific down $15m to $5m as a consequence of the effect of the SARS virus during the period with the InterContinental Hong Kong particularly affected.

•	Soft Drinks recorded another excellent performance with volumes up 3.2%, turnover up 8.1%.

•	Revenue generation initiatives delivering results.

•	Cost savings on track, currently running at $61m annualised savings.

•	Tight control of our costs, capital expenditure and working capital has resulted in £98m operating cash inflow during the period and net debt below £1bn.

•	£227m of asset disposal proceeds generated since June 2003.

Richard North, Chief Executive, InterContinental Hotels Group PLC, said:
“Trading conditions in the first six months of this year have been as bad as anyone in the global hospitality industry can remember. Against this background we are focusing on the elements that we can control, namely revenue generation, reducing overhead costs and lowering capital intensity. We are beginning to deliver against these areas and are positioning ourselves for recovery when it comes.
When we reported last May we said that we saw no evidence of a sustained recovery in trading and so we were cautious as to near term trading prospects. I have to say that little has changed since then to alter our view.
More specifically, in the US we believe the improvement in RevPAR over the summer was leisure driven and we are yet to be convinced that there has been an upturn in demand from the business traveller.
In the UK we have seen some improvement in RevPAR particularly in the Regions. Western Europe remains uncertain and although Asia Pacific is continuing its recovery post SARS it has yet to regain all the ground lost.”

For further information, please contact:

Karen Whitworth, Investor Relations	020 7409 8231
Jo Guano, Investor Relations	020 7409 8134
Dee Cayhill/ Kathryn Holland, Corporate Affairs	020 7409 8101

Teleconference

A teleconference, including a webcast of the teleconference presentation slides, will commence at 4.00 pm (London time) on 12th September. The conference call will conclude at approximately 4.30 pm (London time).

To join us for this conference call please dial the relevant number below by 4.00 pm (London time).

International dial-in	Tel: +44 (0) 1452 569 339
UK dial-in	Tel: 0845 245 5300
USA dial-in	Tel: 1866 629 0055

The webcast of the teleconference presentation slides will be available on the following web address:

www.meetingcentre.net with the access code: 702133343.

Webcast

There will be a live audio webcast of the presentation of the results at 09.30 on the web address www.ihgplc.com/interimresults03. A video and audio webcast of the presentation is expected to be on this website later on the day of the results and will remain on this website for the foreseeable future.

INTERCONTINENTAL HOTELS GROUP

Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses, (the “Separation”).

This operating review summarises the performance of IHG in the six months ended 30 June 2003. These pro forma results provide information in line with our new calendar year end reporting timetable. They do not represent our formal interim accounts. The results for the period to 30 September 2003 will constitute our second formal interim results as required under the UK Listing Rules for a company extending its accounting period.

IHG PRO FORMA SUMMARY*

	Three months to		Six months to		Six month
Group results	March 2003 £m	June 2003 £m	June 2003 £m	June 2002 £m	% change

Turnover	505	538	1,043	1,080	(3.4)
EBITDA	87	126	213	249	(14.5)
Operating Profit	37	77	114	157	(27.4)
Profit before Tax	25	67	92	133	(30.8)
Earnings per share (pence)	2.2	5.4	7.6	11.2	(32.1)

* excludes all exceptional items

IHG’s overall results on a pro forma basis have been affected by the problems facing the global travel and tourism industry. In tough trading conditions IHG’s turnover decreased by 3.4% in sterling terms on the same period last year, although Hotels turnover was up by 3.1% in US dollar terms.

As a result of the fundamental strength of the Hotels and Soft Drinks businesses the fall in group EBITDA was held to 14.5%. This translated into a reduction in operating profit of 27.4% while profit before tax and earnings per share fell by 30.8% and 32.1% respectively.

Total Hotels operating profit was down 23.6% on the prior year in dollar terms, but due to the weakness of the dollar was down 31.7% in sterling terms, to £86m. Soft Drinks has, however, had another very strong six months with profits up 14.7% to £39m.

HOTELS

Hotels results	Three months to				Six months to
	March		June		June		%
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m	change
Turnover:
Americas	130	138	142	158	272	296	(8.1)
EMEA	181	191	204	215	385	406	(5.2)
Asia Pacific	30	33	21	35	51	68	(25.0)

Total turnover	341	362	367	408	708	770	(8.1)

Operating profit:
Americas	33	38	50	55	83	93	(10.8)
EMEA	12	22	18	33	30	55	(45.5)
Asia Pacific	6	8	(2)	6	4	14	(71.4)
Other	(18)	(19)	(13)	(17)	(31)	(36)	13.9

Total operating profit	33	49	53	77	86	126	(31.7)

The table above shows operating results by quarter for Hotels. The diverse nature of the regions and business models is demonstrated in our results.

The Americas region overall was relatively stable over the six month period with operating profit up 0.8% in dollar terms although down 10.8% in sterling terms. EMEA’s owned and leased estate continued to be severely affected by the same macro-economic factors as in the first quarter, namely the threat of and subsequent war in Iraq and the depressed euro zone economy, which has impacted both corporate profitability and leisure travel. Paris has been hit particularly hard, as has the German market. In Asia Pacific, the outbreak of SARS at the end of the first quarter severely impacted performance and profits in the region were down £10m to £4m.

Overall, the Hotels results were significantly down on the same period last year.

AMERICAS

	Three months to		Six months to
Americas results	March 2003 $m	June 2003 $m	June 2003 $m	June 2002 $m	% change

Turnover	207	234	441	427	3.3

Operating profit:
Owned & Leased	—	13	13	13	—
Managed & Upscale Franchise	7	12	19	20	(5.0)
Midscale Franchised	45	57	102	100	2.0

Total operating profit	52	82	134	133	0.8

Americas – RevPAR movement on previous year	Three months to		Six months to
	March 2003	June 2003	June 2003

InterContinental Owned & Leased	1.8%	2.9%	2.2%
Holiday Inn Franchise	(2.0)%	(4.9)%	(3.7)%
Holiday Inn Express Franchise	(0.6)%	(0.5)%	(0.6)%

Our owned and leased estate in the Americas has shown relative stability over the six month period compared with our owned and leased properties in the other two regions, where trading has been more volatile. RevPAR for the total owned & leased InterContinental estate was up 2.2% on last year, with occupancy 4.3 percentage points higher and average daily rates 4.4% lower. Although the trading background remains challenging, our owned and leased InterContinental hotels in the Americas continue to gain market share, reflecting the ongoing benefits of our capital investment. Overall owned and leased operating profit was $13m, flat compared with the prior year six months.

Holiday Inn Express continues to outperform its competitive set. However, Holiday Inn, with its mix more heavily weighted towards the business market than the mid-scale segment as a whole, suffered disproportionately during the period of the Iraq war under-performing the market. This is reflected in the RevPAR performance for the period, however, in July, Holiday Inn’s performance was in line with the competitive set on the back of our new marketing campaigns. Express continues to drive its system size and therefore the net movement in the period of our total midscale rooms available was an increase of 1.4%. These factors combined led to a robust performance from our Americas midscale franchise business with operating profit up $2 million to $102 million.

Operating profit for the managed and upscale franchise business was $19m compared with $20m for the first half of 2002. Around 65% of the rooms available in our Americas InterContinental managed business are in Latin America, where the economy continues to be difficult, compared with the owned InterContinental estate which is centred on the key gateway cities of North America. It is this geographical factor that results in a relatively poor RevPAR performance in this business compared with our owned and leased estate.

EUROPE, THE MIDDLE EAST AND AFRICA (EMEA)

	Three months to		Six months to
EMEA results	March 2003 £m	June 2003 £m	June 2003 £m	June 2002 £m	% change

Turnover	181	204	385	406	(5.2)

Operating profit:
Owned & Leased	6	13	19	41	(53.7)
Managed & Franchised	6	5	11	14	(21.4)

Total operating profit	12	18	30	55	(45.5)

EMEA continues to be adversely impacted by the reduction in US visitors to the region as a result of the Iraq conflict, a reluctance to travel overseas, and the depressed euro zone economy. As a result, EMEA total operating profit fell by almost 46% in sterling terms compared with the six months to 30 June 2002.

EMEA – RevPAR movement on previous year	Three months to		Six months to
	March 2003	June 2003	June 2003

InterContinental O&L	(6.1)%	(15.5)%	(11.5)%
Crowne Plaza O&L	(1.6)%	(5.4)%	(3.7)%
Holiday Inn UK London	0.3%	(15.7)%	(8.5)%
Holiday Inn UK Regions	1.2%	1.6%	1.3%

The EMEA owned and leased upscale business continues to be adversely impacted by the macro economic factors mentioned above. However, within Europe itself the situation is mixed, with distinct differences in performance between countries. While trading conditions remain challenging in France and Germany, there has been some stability in the UK regions.

The Holiday Inn owned and leased estate in the UK regions saw RevPAR in the six months to 30 June 2003 increase by 1.3%. Meanwhile RevPAR in London fell 8.5% over the six month period due to the hotels bias towards the airport markets and the aforementioned reduction in US visitors. However, in terms of RevPAR growth, Holiday Inn UK continues to outperform its relative market in both London and the Regions.

The macro economic factors combined with specific increases in fixed costs and higher depreciation charges reflecting the refurbishment spend to date, resulted in operating profit for the owned and leased hotels of £19m compared with £41m for the same period last year.

The EMEA managed and franchised estate was more resilient than the owned and leased estate with operating profit down only £3m on 2002 to £11m.

ASIA PACIFIC

	Three months to		Six months to
Asia Pacific results	March 2003 $m	June 2003 $m	June 2003 $m	June 2002 $m	% change

Turnover	48	34	82	97	(15.5)

Operating profit	8	(3)	5	20	(75.0)

The sharply reduced operating profit performance was almost entirely due to the effect of SARS during the period. At the InterContinental Hong Kong occupancy dropped in the quarter to June to below 10% from nearly 60% in the previous quarter, while rate was slightly down. SARS now appears to have been contained and the World Health Organization has declared countries in the Asia region free from the virus. China has virtually fully recovered and occupancy at the InterContinental Hong Kong in August was nearly 50%, a strong improvement from the levels of occupancy at the height of the epidemic.

Overall, Asia Pacific operating profit was $5m, compared with $20m for the six months to June 2002.

Other

The Other segment, which includes central overheads, marketing costs and goodwill amortisation less dividends received from FelCor and other income items, was $49m compared with $50m in 2002. Dividends received from FelCor were $1m compared to $3m in the prior year. Also, there were no significant liquidated damages in the six months to 30 June 2003, against $2m in the same period last year. A continuing focus on driving cost from the business has resulted in central overheads and marketing spend down $5m on the same period last year.

SOFT DRINKS

	Three months to		Six months to
Soft Drinks results	March 2003 £m	June 2003 £m	June 2003 £m	June 2002 £m	% change

Turnover	164	171	335	310	8.1

Operating profit	8	31	39	34	14.7

The Soft Drinks business continues to produce excellent results. Both volumes and profit were up on the same period last year. Sales volumes were 3.2% higher, with significant contributions from Robinsons, Fruit Shoot and Britvic J20. Overall, turnover rose 8.1% to £335m as a consequence of the volume increase and a further growth in average realised price due to a higher mix of premium priced products.

Costs were well controlled and operating margins grew, resulting in total operating profit up 14.7% to £39m.

FINANCE

Operating cash inflows before major operating exceptionals for the six months to 30 June 2003 was £98m after net capital expenditure of £140m. In these difficult times, IHG continues to focus on improving the operating cashflow of the group, with rigorous control of working capital and capital expenditure. We now expect Hotels capital expenditure for the calendar year 2003 to be £350m, slightly lower than our previous guidance given in May.

IHG retains a robust balance sheet with over £4.4bn of tangible assets and net debt of £942m. The disposal proceeds of the 16 Staybridge Suites, announced in July, and of the InterContinental May Fair, announced in August of this year, totalling £227m, are not included in the above results. Primarily as a result of these disposals and tight cash management, we now expect our net debt at the year end to be below £800m, lower than our previous guidance.

INVESTOR INFORMATION

As previously communicated, the Directors of IHG intend to recommend that an interim dividend and a final dividend for IHG for 2003, together totalling 13.5 pence per Ordinary Share, be declared. The Directors therefore are declaring an interim dividend today of 4.05 pence per share payable on 14th October 2003. It is intended to pay the interim dividend to ADR holders on 23rd October 2003. The proposed final dividend for the year totalling 9.45 pence per share is expected to be paid in June 2004.

The Directors intend to establish a progressive dividend policy that is appropriate to the strategies for the Group and will seek to grow dividends in real terms from the base of 13.5 pence and build cover over time as the hotel cycle improves.

NOTES TO PROFORMA FINANCIAL INFORMATION

Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses. As a result of the Separation, Six Continents PLC, the company, became part of IHG.
The pro forma financial statements for the six months to 30 June comprises the results of those companies that form IHG following the separation, as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i	The pro forma information has been prepared using accounting policies consistent with those used in the historic Six Continents PLC interim and year end financial statements.

ii	Pro forma interest has been calculated to reflect the post Separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.

iii	Pro forma tax is based on the estimated effective rate of tax for IHG applied to pro forma profit before taxation.

iv	Adjustments have been made, where appropriate, to exclude any arrangements with the demerged Mitchells & Butlers Group.

v	Pro forma earnings per share is based on pro forma profit available for shareholders divided by 734m shares, being the issued share capital of IHG on separation.

vi	The pro forma Profit and Loss account excludes all exceptional items as being non-recurring.

vii	Operating cash flow excludes cash flows relating to exceptional items.

INTERCONTINENTAL HOTELS GROUP PLC
UNAUDITED PROFORMA PROFIT AND LOSS ACCOUNT
For the six months ended 30 June 2003

	2003 6 months	2002 6 months

	Total	Total
	£m	£m

Turnover (note 2)	1,043	1,080
Costs and overheads, less other income	(929)	(923)

Operating profit on ordinary activities before interest (note 3)	114	157
Net interest payable & similar charges	(22)	(24)

Profit on ordinary activities before taxation	92	133
Tax on profit on ordinary activities	(23)	(38)

Profit on ordinary activities after taxation	69	95
Minority equity interests	(13)	(13)

Profit available for shareholders	56	82

Pro Forma Earnings per ordinary share (note 4):	7.6	11.2

UNAUDITED PROFORMA CASH FLOW STATEMENT
For the six months ended 30 June 2003

2003 6 months £m

Operating profit	114
Depreciation and amortisation	99

Earnings before interest, taxation, depreciation and amortisation	213
Decrease in stocks	1
Increase in debtors	(16)
Increase in creditors	45
Provisions expended	(5)

Operating activities	238
Net capital expenditure	(140)

Operating cash flow	98

INTERCONTINENTAL HOTELS GROUP PLC
UNAUDITED GROUP BALANCE SHEET
30 June 2003

2003 30 June
£m

Intangible assets	157
Tangible assets	4,234
Investments	233

Fixed assets	4,624

Stocks	44
Debtors	484
Investments	33
Cash at bank and in hand	80

Current assets	641
Creditors — amounts falling due within one year:
Overdrafts	(16)
Other borrowings	(25)
Other creditors	(979)

Net current liabilities	(379)

Total assets less current liabilities	4,245
Creditors — amounts falling due after one year:
Borrowings	(1,014)
Other creditors	(142)
Provisions for liabilities and charges:
Deferred taxation	(313)
Other provisions	(64)
Minority interests	(163)

Net assets (note 5)	2,549

Capital and reserves
Equity share capital	735
Share premium account	2
Revaluation reserve	290
Merger reserve	1,164
Profit and loss account	358

Equity shareholders’ funds	2,549

NOTES TO THE PRO FORMA INTERIM FINANCIAL STATEMENTS

1.	Exchange rates
The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.60 (£1=$1.44 June 2002).
Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.65.

2.	Turnover	2003 6 months		*	2002 6 months		*
		$m	£m		$m	£m
	Hotels**
	Americas	441	272		427	296
	EMEA	622	385		587	406
	Asia Pacific	82	51		97	68

		1,145	708		1,111	770

	Soft Drinks		335			310

			1,043			1,080

*	Other than for Soft Drinks which reflect the 28 weeks ended 5 July 2003 (28 weeks ended 6 July 2002).
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 1).

3.	Operating profit	2003 6 months	*	2002 6 months	*
		$m	£m	$m	£m
	Hotels**
	Americas	134	83	133	93
	EMEA	49	30	79	55
	Asia Pacific	5	4	20	14
	Other	(49)	(31)	(50)	(36)

		139	86	182	126
	Soft Drinks		39		34
	Other activities		(11)		(3)

	Operating profit		114		157

*	Other than for Soft Drinks which reflect the 28 weeks ended 5 July 2003 (28 weeks ended 6 July 2002).
**	The dollar amounts shown are translated at the weighted average rate of exchange (see note 1).

4.	Pro forma Earnings per share
Pro forma basic earnings per ordinary share is calculated by dividing the profit available for shareholders of £56m (£82m June 2002) by 734 million shares, being the issued share capital of IHG on separation.

5.	Net assets	2003 30 June £m

	Hotels	4,109
	Soft Drinks	268
	Other activities	49

		4,426

	Net debt	(942)
	Other net non-operating liabilities	(935)

		2,549

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	12th September 2003